FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-231553

February 18, 2020

This document does not provide full disclosure of all material facts relating to the securities offered.  Investors should read the registration statement, any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

ENBRIDGE INC.

$750,000,000 Floating Rate Senior Notes due 2022

Issuer:	Enbridge Inc.

Guarantors:	Spectra Energy Partners, LP Enbridge Energy Partners, L.P.

Security Type:	Senior Unsecured Notes

Pricing Date:	February 18, 2020

Settlement Date: (T+2)	February 20, 2020

Maturity Date:	February 18, 2022

Principal Amount:	US$750,000,000

Interest Rate:

Three-month LIBOR plus 0.5% per annum, payable quarterly in arrears and reset quarterly. See “Description of the Notes and the Guarantees — Principal and Interest—Effect of Benchmark Transition Event” contained in the prospectus supplement filed with the SEC for the offering to which this communication relates, which describes how the coupon payments will be determined by reference to a different base rate than three-month LIBOR following the occurrence of a Benchmark Transition Event, as defined in the prospectus supplement.

Interest Payment Dates:	Quarterly on each February 18, May 18, August 18 and November 18, commencing May 19, 2020

Public Offering Price:	100%

Redemption:

The Floating Rate Notes due 2022 will not be redeemable prior to their maturity, other than in whole, at any time, if certain changes affecting Canadian withholding taxes occur. See “Description of the Notes and the Guarantees — Redemption — Tax Redemption” contained in the prospectus supplement filed with the SEC for the offering to which this communication relates.

CUSIP / ISIN:	29250N BB0 / US29250NBB01

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC

Capitalized terms used and not defined herein have the meanings assigned in the issuer’s Preliminary Prospectus Supplement, dated February 18, 2020.

The issuer and guarantors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 800-294-1322 or by calling J.P. Morgan Securities LLC collect at 212-834-4533.

Not for retail investors in the EEA or the United Kingdom. No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or the United Kingdom.

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